Three Bryant Park
1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STUART STRAUSS stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax
August 19, 2019
U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Keith Gregory, Division of Investment Management

Re:    VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)
Dear Mr. Gregory:
Thank you for your telephonic comments regarding the registration statement on Form N‑1A for the Trust with respect to VanEck Vectors Green Bond ETF (the “Fund”), a series of the Trust, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 24, 2019. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.
GENERAL

Comment 1.	Please note that where comment is made in one section of the Prospectus, such disclosure is applicable to all similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We hereby acknowledge your comment.

Comment 2.
Please file the Trust’s responses to the Staff’s comments as correspondence on EDGAR at least five business days prior to the effective date of the registration statement to give the Staff adequate time to review the Trust’s responses.

Response 2.    We hereby acknowledge your comment.

PROSPECTUS

Comment 3.	Please include the fee table and expense examples for the Fund in the Trust’s correspondence filing on EDGAR.

Response 3.
The Trust previously filed a correspondence filing dated August 8, 2019 containing the fee table and expense example information for the Fund. However, we note that the Fund’s fee table and expense example information has since been updated as a result of an increase in the Adviser’s fee waiver. The Fund’s updated fee table and expense examples are included in the attached Exhibit A.

Comment 4.	Please confirm the fee waiver and expense limitation will be in operation for at least one year from the effective date of the registration statement.

Response 4.	We hereby confirm that the fee waiver and expense limitation will continue for no less than one year from the effective date of the registration statement.

Comment 5.
Please move the following disclosure, which is currently located in the “Expense Example” section, to the “Fund Fees and Expenses” section: “This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.” Please also revise the sentence to indicate that investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the Expense Example. See Instruction 1(e)(i) to Item 3 of Form N-1A.

Response 5.
We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with Instruction 1(e)(i) to Item 3 of Form N-1A. In particular, we note that this Instruction requests issuers to modify the narrative to state “that investors may pay brokerage commissions on their purchases and sales of Exchange-Traded Fund shares, which are not reflected in the example.”

Comment 6.
Please clarify if the bonds that comprise the S&P Green Bond U.S. Dollar Select Index (the “Underlying Index”) may include emerging market countries bonds. The Staff notes that the “Principal Risks of Investing in the Fund” section includes a “Risk of Investing in Emerging Market Issuers.”

Response 6.	The disclosure has been revised accordingly.

Comment 7.
Please review the Underlying Index’s methodology and the methodology for the S&P Green Bond Index (the “Parent Index”), and make the following revisions to the disclosure responsive to Item 4 of Form N-1A regarding the Underlying Index. The Staff notes that these revisions are required because the current disclosure does not reflect the fact that the Underlying Index includes eligibility criteria of the Parent Index, as modified by any constraints on eligibility criteria for the Underlying Index. Please disclose the following:

a)	The rebalancing period for the Underlying Index (e.g., monthly).

b)
The coupon types for the principal eligible securities such as fixed, zero coupon, floating and fixed-to-floating, including annotation that fixed-to-floating are only eligible during the fixed rate term.

Response 7.
The Item 4 disclosure has been revised to include the rebalancing period of the Underlying Index. We respectfully acknowledge part (b) of your comment; however, we believe that the referenced disclosure is appropriate and consistent with Item 4 of Form N-1A.

Comment 8.	Please ensure that appropriate risk factors for all principal investments of the Fund are disclosed (e.g., floating rate securities).

Response 8.	We hereby confirm that appropriate risk factors for all principal investments of the Fund are disclosed.

Comment 9.
Please disclose the types of securities that are excluded from the Underlying Index. This list may be included in the disclosure responsive to Item 9 of Form N-1A (e.g., tax-exempt securities, convertible securities, inflation-linked securities, perpetual securities and product placement with no registration rights).

Response 9.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with Item 9 of Form N-1A.

Comment 10.	Please disclose the weighted average duration of the Underlying Index in the Item 4 and Item 9 disclosures. Please also provide an explanation and example calculation of duration.

Response 10.
We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with Items 4 and 9 of Form N-1A. We note that the Item 4 disclosure includes the weighted average maturity of the Underlying Index and that the “Interest Rate Risk” discusses duration risk.

Comment 11.
Please move the following disclosure, which is currently located in the “Principal Investment Strategies” section, elsewhere in the Prospectus or to the Statement of Additional Information (“SAI”), as it appears that unregistered securities are not current principal investments of the Fund: “The Fund may also invest in other unregistered securities in the future.” Where disclosed, please specify the types of unregistered securities to which you refer.

Response 11.	The disclosure has been revised to remove this reference.

Comment 12.	In the following sentence in the “Principal Investment Strategies” section, please replace “may concentrate” with the term “will concentrate":

“The Fund may concentrate its investments in a particular industry or group of industries to the extent that the Green Bond Index concentrates in an industry or group of industries.”

Response 12.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 13.	Please clarify what government sector the Fund was concentrated in as of June 17, 2019, as government securities are specifically excluded from the Fund’s concentration policy.

Response 13.
We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the Fund’s most recent annual report for the period ended April 30, 2019.

Comment 14.
Please clarify whether the Fund was concentrated (e.g., investing 25% or more of its assets) in the financials, government and utilities sectors as of June 17, 2019. If not, please explain in narrative disclosure what is meant by the term “significant.”

Response 14.
As of April 30, 2019, the Fund was concentrated in the financials and government sectors and not in the utilities sector. As of such date, as set forth in the Fund’s annual report, the financials, government and utilities sectors represented 31.2%, 37.5% and 20.2%, respectively, of the Fund’s net assets. We believe that the current disclosure is appropriate and respectfully decline to make any changes.

Comment 15.
Please consider whether the expected discontinuation of the London Interbank Offered Rates (“LIBOR”) is a principal risk for the Fund. If you believe it should not be a principal risk, please supplementally explain to the Staff why. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including if the Fund will invest or currently invests in instruments that pay interests as floating rates based on LIBOR and do not include fallback provisions that address how interest rates will be determined if LIBOR stops being published and how it will affect the liquidity of these investments and how the transition to any successor rate could impact the value of the Fund’s investments that reference LIBOR.

Response 15.
The Item 9 disclosure has been revised accordingly. We inform the Staff supplementally that floating rate securities currently compose approximately 9% of the Underlying Index and, consequently, such securities are not a principal investment strategy of the Fund.

Comment 16.
Please consider revising the last sentence of “Special Risk Considerations of Investing in European Issuers” to provide updated Brexit disclosure. Please also provide more fulsome disclosure in the Item 9 disclosure.

Response 16.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 17.	Please clarify the type of government bond referenced in “Government-Related Bond Risk.” Please also disclose any special risks of such bonds.

Response 17.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 18.
Please revise “Securitized/Asset-Backed Securities Risk” to disclose additional risks of mortgage-backed securities. Please also tailor the current disclosure to the specific types of asset-backed securities or other securitized securities, such as collateralized loan obligations or collateralized mortgage obligations, in which the Fund would principally invest, if appropriate. Additionally, please include disclosure stating that the liquidity of these securities may change dramatically over time.

Response 18.	The disclosure has been revised accordingly.

Comment 19.	Please revise “Call Risk” to include put option bonds and any other embedded option bonds in which the Fund would principally invest.

Response 19.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 20.	With respect to “Sampling Risk,” please include risks related to management in light of the sampling strategy.

Response 20.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 21.
The disclosure in “Index Tracking Risk” is dense, consists of long sentences and appears to be complex and may confuse investors. Please consider revising for plain English principles by using bullets, headings or multiple paragraphs for ease of reading.

Response 21.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 22.	Please explain why the following disclosure is included in “Index Tracking Risk,” as the Underlying Index is comprised solely of U.S. dollar-denominated green bonds:

“Additionally, the Fund may not invest in certain securities included in the Green Bond Index due to limitations or delays in the convertibility or repatriation of local currencies … In addition, any issues the Fund encounters with regard to currency convertibility (including the cost of borrowing funds, if any) and repatriation may also increase the index tracking risk.”

Response 22.	The disclosure has been revised accordingly.

Comment 23.
The disclosure of the Fund’s principal investment strategies in Item 4 and Item 9 appears to be substantially similar. The Staff has provided guidance indicating that the disclosure provided in response to Item 4 should not be identical to the disclosure in response to Item 9. The Staff draws the Trust’s attention to the Staff’s June 2014 IM Guidance Update 2014-08, which sets forth the Staff’s observations regarding this issue. Please revise as applicable and provide more detailed information regarding the Fund’s strategies. (See also Dalia Blass, Director, Division of Investment Management - Remarks at Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018) (www.sec.gov/news/speech/speech-blass-102518)).

Response 23.	We respectfully acknowledge your comment; however, we believe that the current level of detail in the “Principal Investment Strategies” disclosure in Items 4 and 9 is appropriate.

Comment 24.	Please state affirmatively when securities are removed from the Underlying Index (e.g., defaulted bonds are removed at the next index rebalancing).

Response 24.	We respectfully note that the requested disclosure is currently included in the “S&P Green Bond U.S. Dollar Select Index” section.

Comment 25.
Please consider whether the following disclosure in “Interest Rate Risk” is still appropriate given the recent direction of interest rates since December 2018: “The historically low interest rate environment, together with recent rate increases, increases the risk associated with rising interest rates, including the potential for periods of volatility and increased redemptions.”

Response 25.	The disclosure has been revised accordingly.

Comment 26.	Please delete “State Securities Risk” or clarify to explain why it is included. The Staff notes the Underlying Index specifically excludes tax-exempt municipal securities.

Response 26.	The disclosure has been revised to clarify that the Fund may invest in taxable state securities.

Comment 27.
In the “Additional Information About the Fund’s Investment Strategies and Risks - Risks of Investing in the Fund - Index Tracking Risk” section, please clarify the meaning of “and/or other assets included in the Green Bond Index.”

Response 27.	The disclosure has been revised to remove this reference.

Comment 28.
Please explain why the word “reconstitution” is included in the “Additional Information About the Fund’s Investment Strategies and Risks - Risks of Investing in the Fund - Index Tracking Risk” section or delete it. The Staff notes the Underlying Index’s methodology only references “rebalancing.”

Response 28.
The “Index Maintenance” section of the Underlying Index’s methodology notes that “[a]dditions, deletions and other changes to an index arising from the rebalancing are made...on the rebalancing reference date.” Thus references to “reconstitution” reflect changes to the Underlying Index, other than rebalancing changes, that occur on the rebalancing date.

Comment 29.
With respect to the disclosure under “Additional Non-Principal Investment Strategies” section, please supplementally explain to the Staff whether and why the Fund may invest in securities such as convertible securities and depositary receipts that are specifically excluded from the Underlying Index. If not, please delete such disclosure.

Response 29.
The Fund uses a sampling approach in seeking to achieve its investment objective of replicating, as closely as possible, the performance of the Underlying Index. As such the Fund may invest up to 20% of its assets in securities and other instruments not represented in the Underlying Index as long as the Adviser believes such investments are consistent with the Fund’s investment objective.

Comment 30.
Please confirm that the Fund’s exemptive order[1] permits it to invest in depositary receipts as part of the basket of securities that are not included in the Underlying Index but will assist the Fund in seeking performance that corresponds to the Underlying Index and will count towards the Fund’s 80% investment strategy. If not, please revise the disclosure in the “Additional Non-Principal Investment Strategies” section.

Response 30.
The Trust hereby confirms that the exemptive order under which the Fund is operating permits it to invest in depositary receipts as part of the basket of securities that are not included in the Underlying Index but will assist the Fund in seeking performance that corresponds to the Underlying Index and will count towards the Fund’s 80% investment strategy.

Comment 31.	Please identify the types of derivatives included in the remaining 20% of the Fund’s total asset that will be used to track the Underlying Index.

Response 31.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

1 Van Eck Associates Corporation, et al., Investment Company Act Release No. 29490 (Oct. 26, 2010).

Comment 32.
Please include additional risk disclosure of Payment-in-Kind (“PIK”) securities in “Zero-Coupon and Payment-in-Kind Securities Risk.” If the Fund does not intend to invest in PIK securities, please move this disclosure to the SAI.

Response 32.	The disclosure has been revised accordingly.

Comment 33.	To the extent not already disclosed, please move the disclosure under the “S&P Green Bond U.S. Dollar Select Index” section to the Item 9 disclosure.

Response 33.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 34.
Please include the following disclosure, which is currently located in the “S&P Green Bond U.S. Dollar Select Index” section, in the “Principal Investment Strategies” section of the Prospectus: “(3) a minimum par amount outstanding of $200 million, to be included in the Green Bond Index.”

Response 34.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

STATEMENT OF ADDITIONAL INFORMATION

Comment 35.	The Staff notes the following statement in the “Investment Restrictions” section:

“With respect to fundamental restriction 7, investment companies are not considered to be part of an industry.”
Please be advised that it is the Staff’s position that a fund and its adviser may not ignore the investment of affiliated and unaffiliated underlying investment companies when determining whether it is in compliance with its own concentration policies.  Please add disclosure reflecting the Staff’s position.

Response 35.
The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s registration statement.

Comment 36.	The Staff notes the following statement in the “Investment Restrictions” section:

“The Fund may invest its remaining assets in securities not included in the Index, money market instruments, repurchase agreements or funds which reinvest exclusively in money market instruments, convertible securities, structured notes (notes on which the amount of principal repayment and interest payments are based on the movement of one or more specified factors, such as the movement of a particular stock or stock index), certain derivatives, in bonds that are in the relevant market but not the Index and/or in combinations of certain bond index futures contracts, options on such futures contracts, bond options, bond index options, options on the Shares, and bond index swaps and swaptions, each with a view towards providing the Fund with exposure to the securities in the Index.”
Please supplementally explain to the Staff whether and why the Fund may invest in securities that are specifically excluded from the Underlying Index, including those in its 20% basket.

Response 36.
As previously discussed in our response to Comment 29, the Fund uses a sampling approach in seeking to achieve its investment objective, and thus may invest up to 20% of its assets in securities and other instruments not represented in the Underlying Index as long as the Adviser believes such investments are consistent with the Fund’s investment objective.

Comment 37.	The Staff notes the following disclosure in the “Special Considerations and Risks - Municipal Securities” section:

“The securities of state and municipal governments and their political subdivisions are not considered to be issued by members of any industry.”
Please note that the Fund should look through a “private activity” municipal debt security, whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity, in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy.

Response 37.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

* * * * *
If you have any questions, please feel free to contact Stephanie Chaung at (212) 698-3827 or me at (212) 698-3529.
Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss

EXHIBIT A

Fund Fees and Expenses
The following tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”).

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.35%
Other Expenses	0.67%
Total Annual Fund Operating Expenses(a)	1.02%
Fee Waivers and Expense Reimbursement(a)(b)	-0.82%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement(a)	0.20%

(a)
Van Eck Associates Corporation (the “Adviser”) has agreed to waive fees and/or pay Fund expenses to the extent necessary to prevent the operating expenses of the Fund (excluding acquired fund fees and expenses, interest expense, trading expenses, taxes and extraordinary expenses) from exceeding 0.20% of the Fund’s average daily net assets per year until at least September 1, 2020. During such time, the expense limitation is expected to continue until the Fund’s Board of Trustees acts to discontinue all or a portion of such expense limitation.

(b)	Fee waivers and expense reimbursement have been restated to reflect current expense limitation.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.
The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same (except that the example incorporates the fee waiver and/or expense reimbursement arrangement for only the first year). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

YEAR	EXPENSES
1	$20
3	$243
5	$483
10	$1,173